Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

RECEIVED
2008 JUL -2 A 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Citigate Dewe Rogerson

08003547

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	1.07.2008
No. of pages including this one	2

Please find attached the following Erste Bank release:

Investor Information:
Erste Bank acquires 9.8% stake in Russian Bank Center-Invest

PROCESSED
JUL 03 2008
THOMSON REUTERS

INVESTOR INFORMATION

Vienna, 1 July 2008

Erste Bank acquires 9.8% stake in Russian Bank Center-Invest

Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) announces the signature today of a share purchase agreement (SPA) to acquire 9.8% of the outstanding share capital of Bank Center-Invest from existing shareholders. In line with the SPA Erste Bank will nominate one member to the supervisory board. At the request of the existing shareholders, the pricing of the transaction remains confidential; the acquisition will have no material impact on Erste Bank's capital ratios. Closing of the transaction and transfer of the shares is expected in July 2008.

Bank Center-Invest is a leading regional bank in the Southern Federal District of Russia, which is home to nearly 23 million inhabitants and major cities such as Rostov, Krasnodar, Volgograd and Sochi. The region which borders Ukraine and the Black Sea in the west and covers 591,000 km^2, is considered one of the most economically diversified regions in Russia, with limited reliance on the oil and gas industry and particular strength in agriculture. Founded in 1992, Bank Center-Invest is headquartered in Rostov, employs approx 2,000 staff and has the second largest branch network (110 branches) in the Southern Federal District. Its total asset market share in the region is about 6%. At year-end 2007, total assets amounted to EUR 1.1 billion and shareholders' equity to EUR 145 million. At the same time ROE stood at 15% and the cost/income ratio was 55%.

This strategic investment in Bank Center-Invest provides an ideal opportunity for Erste Bank to gain first-hand experience of the highly promising Russian market and more importantly, is in a region that perfectly complements Erste Bank's existing geographic footprint. In addition, the bank's strong orientation towards transparency and corporate governance as well as its young but experienced management team has been one of the key determining factors for the investment decision.

The bank has a diversified ownership structure, which includes respected international financial institutions; apart from the founding Vysokov family who own 17.9% of the bank, EBRD (27.5%) and DEG - Deutsche Investitions- und Entwicklungs Gesellschaft (22.5%) are the largest shareholders.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From

Firma: Erste Bank

Abteilung/Firma dept.: Investor Relations

Mitarbeiter/ attn.:

Telefon: +43 (0)5 0100 - 17693

Fax: +43 (0)5 0100 9 - 13112

E-Mail: investor.relations@erstebank.at

Empfänger/To

Firma: SEC

Abteilung/Firma dept.: Office of International Corporate Finance

Mitarbeiter/ attn.: Paul Dudek

Fax: +1 202 772 9207

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

RECEIVED
2008 JUL -2 A 11:25

Datum/Date: 23.06.2008

ERSTE BANK

Announcement

Vienna, 23 June 2008

Trading in the new shares will start on 23 June 2008

A total of 722,918 shares were issued under the bank's Employee Share Ownership Programme (ESOP) and Management Stock Option Programme (MSOP) on 27 May 2008. As a result, the total number of Erste Bank shares rose from 316,288,945 to 317,011,863. Trading in the new shares will start on 23 June 2008 in Vienna, Prague and Bucharest. Shares purchased under the programme must be held for a minimum of one year.

For more information, please contact:

Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

ERSTE BANK

ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED

2008 JUL -2 A 1:41

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	**Erste Bank**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**913036**		
E-Mail	**investor.relations@erstebank.at**		

Sie erhalten
Transmission consists of **1** Seite(n) einschließlich dieser.
page(s) including this .

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

Best regards,
Investor Relations Team
Erste Bank der oesterreichischen Sparkassen AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 13112
mailto:investor.relations@erstebank.at
http://www.erstebank.com/investorrelations

Datum/Date: **01.07.2008**

INVESTOR INFORMATION

Vienna, 1 July 2008

Erste Bank acquires 9.8% stake in Russian Bank Center-Invest

Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) announces the signature today of a share purchase agreement (SPA) to acquire 9.8% of the outstanding share capital of Bank Center-Invest from existing shareholders. In line with the SPA Erste Bank will nominate one member to the supervisory board. At the request of the existing shareholders, the pricing of the transaction remains confidential; the acquisition will have no material impact on Erste Bank's capital ratios. Closing of the transaction and transfer of the shares is expected in July 2008.

Bank Center-Invest is a leading regional bank in the Southern Federal District of Russia, which is home to nearly 23 million inhabitants and major cities such as Rostov, Krasnodar, Volgograd and Sochi. The region which borders Ukraine and the Black Sea in the west and covers 591,000 km^2, is considered one of the most economically diversified regions in Russia, with limited reliance on the oil and gas industry and particular strength in agriculture. Founded in 1992, Bank Center-Invest is headquartered in Rostov, employs approx 2,000 staff and has the second largest branch network (110 branches) in the Southern Federal District. Its total asset market share in the region is about 6%. At year-end 2007, total assets amounted to EUR 1.1 billion and shareholders' equity to EUR 145 million. At the same time ROE stood at 15% and the cost/income ratio was 55%.

This strategic investment in Bank Center-Invest provides an ideal opportunity for Erste Bank to gain first-hand experience of the highly promising Russian market and more importantly, is in a region that perfectly complements Erste Bank's existing geographic footprint. In addition, the bank's strong orientation towards transparency and corporate governance as well as its young but experienced management team has been one of the key determining factors for the investment decision.

The bank has a diversified ownership structure, which includes respected international financial institutions; apart from the founding Vysokov family who own 17.9% of the bank, EBRD (27.5%) and DEG - Deutsche Investitions- und Entwicklungs Gesellschaft (22.5%) are the largest shareholders.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

END